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Exhibit (a)(1)(xviii)

Kudelski Group Successfully Completes Tender Offer For OpenTV
With 60% Of Class A Shares Not Owned By Kudelski Tendered

Announces Subsequent Offering Period

        Cheseaux, Switzerland—November 13, 2009—The Kudelski Group (SIX: KUD.VX) announced today that it has successfully completed its tender offer to acquire Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share. The offer expired at 11:00 p.m. New York City time on November 12, 2009.

        As of the expiration of the tender offer, shareholders of OpenTV had tendered approximately 56,382,588 Class A shares of OpenTV (including 8,277,113 shares subject to guaranteed delivery procedures), representing approximately 60% of the OpenTV Class A shares not already owned by Kudelski or its subsidiaries. Pursuant to the terms of the tender offer, shares that were validly tendered and not validly withdrawn have been accepted for payment. Upon the acquisition of those shares validly tendered and not withdrawn, Kudelski will own approximately 91% of the voting rights in OpenTV.

        Kudelski also announced today that it is providing and has commenced a subsequent offering period to acquire all of the remaining outstanding Class A shares. The subsequent offering period will expire at 5:00pm, New York City time, on Friday, November 20, 2009, unless extended as described in the offer to purchase filed with the SEC. During the subsequent offering period, holders of OpenTV Class A shares that were not previously tendered in the offer may tender their shares in exchange for the same purchase price of US$1.55 per share, net to the seller in cash, without interest and less applicable withholding taxes, that will be paid for shares tendered in the initial offering period. Any Class A shares that are validly tendered during the subsequent offering period will be immediately accepted for payment. Shares tendered during the subsequent offering period cannot be tendered by guaranteed delivery and may not be withdrawn.

        The subsequent offering period provides all shareholders a final opportunity to receive immediate and certain liquidity at a value that exceeds the value that Kudelski believes OpenTV could deliver as a standalone public company. Kudelski urges all OpenTV shareholders to consider the following key facts regarding the tender offer:

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  OpenTV shareholders who do not tender risk holding an illiquid stock;

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  Kudelski will seek to delist OpenTV from the NASDAQ, deregister the shares with the Securities and Exchange Commission and suspend public reporting obligations at the appropriate time;

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  Kudelski has no obligation to redeem shares that are not tendered, unless 90% of all shares not owned by Kudelski are tendered;

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  OpenTV's recent profitability is not sustainable with 60% of revenues at risk;

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  There can be no assurance that shareholders will have the opportunity to sell their shares in the future at the tender offer price; and

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  Following the withdrawal of Kudelski's initial proposal to acquire the Class A shares in June 2009, the price of OpenTV's shares dropped significantly, closing down 20% in the first day of trading after the withdrawal.

        For additional information, please visit www.opentvvalue.com.

About The Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

        This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. The tender offer was made by Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, pursuant to a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by Kudelski SA and Kudelski Interactive Cayman, Ltd. with the SEC. OpenTV shareholders considering tendering their shares in the subsequent offering period are urged to read carefully in their entirety the Schedule TO, the exhibits filed therewith (including the offer to purchase and letter of transmittal) and other documents filed with the SEC. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 800-322-2885. Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

        This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

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  Exhibit (a)(1)(xviii)
Kudelski Group Successfully Completes Tender Offer For OpenTV With 60% Of Class A Shares Not Owned By Kudelski Tendered Announces Subsequent Offering Period